                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                 SCHEDULE 13G/A
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO
                           FILED PURSUANT TO 13d-2(b)
                                (Amendment No. 2)


                     Bright Horizons Family Solutions, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities

                                  109195 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               December 31, 2000
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ] Rule 13d-1(b)
     [ ] Rule 13d-1(c)
     [X] Rule 13d-1(d)






                                Page 1 of 5 Pages

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CUSIP NO. 109195 10 7                   13G            PAGE   2   OF   5   PAGES
         ---------------------                              -----    -----

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Linda A. Mason
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ ]
                                                                    (b)   [ ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                    -0-
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     588,222
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   -0-
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               588,222
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          588,222
          ---------------------------------------------------------------------

 (10)     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                         [ ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          4.76%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*
          IN
          ---------------------------------------------------------------------


                      *SEE INSTRUCTION BEFORE FILLING OUT!

  CUSIP NO.109195 10 7                  13G                    Page 3 of 5 Pages
           -------------------                                     ---  ---

                                                               Bright Horizons Family Solutions,
Item 1(a).                  Name of Issuer:                    Inc. ("BFAM")

Item 1(b).                  Address of Issuer's                200 Talcott Avenue South
                            Principal Executive                Watertown, MA 02472-9177
                            Offices:

Item 2(a).                  Name of Person Filing:             Linda A. Mason

Item 2(b).                  Address of Principal               200 Talcott Avenue South
                            Business Office or, if             Watertown, MA 02472-9177
                            none, Residence:

Item 2(c).                  Organization/Citizenship:          United States citizen

Item 2(d).                  Title of Class                     Common stock, $.01 par value
                            of Securities:                      ("Common Stock")

Item 2(e).                  CUSIP Number:                      109195 10 7

Item 3.                     Inapplicable.

Item 4.                     Ownership.


                       Total Shares                                                                                     Shared
                      of Common Stock          Percent            Sole              Shared              Sole            Power
                       Beneficially              of              Voting             Voting            Power to            to
   Person                 Owned                Class(1)           Power              Power            Dispose          Dispose
-------------        -----------------       -----------       ----------         ----------        ------------      ----------
Linda A.                 588,222(2)              4.76%             --               588,222              --             588,222
Mason

---------------

(1) Based on approximately 12,069,857 shares of Common Stock outstanding as of December 31, 2000, plus 277,484 shares of Common Stock subject to options beneficially held by Ms. Mason, which are exercisable within 60 days of December 31, 2000.

(2) Includes 124,513 shares held by Ms. Mason as trustee of the Linda A. Mason Trust, 186,225 shares held by her spouse as trustee of the Roger
         H. Brown, Jr. Trust, and 277,484 which Ms. Mason had the right to beneficially acquire within 60 days of December 31, 2000 upon exercise of options (184,834 of which were held by her spouse).

   CUSIP NO.109195 10 7                   13G                  Page 4 of 5 Pages
            -------------------                                    ---  ---

Item 5.           Ownership of Five Percent or Less of a Class.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                           Inapplicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                           Inapplicable.

Item 8.           Identification and Classification of Members of the Group.

                           Inapplicable.

Item 9.           Notice of Dissolution of Group.

                           Inapplicable.

Item 10.          Certifications.

                           Inapplicable.

'
 CUSIP NO.109195 10 7                 13G                      Page 5 of 5 Pages
          -------------------                                      ---  ---

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                02/14/01
                                ------------------------------------------------
                                Date

                                    /s/ Linda A. Mason
                                ------------------------------------------------
                                (Signature)


                                Linda A. Mason, Co-Chairman of the Board of BFAM
                                ------------------------------------------------
                                (Name/Title)